UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

OPGEN, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68373L208

(CUSIP Number)

William Taranto, President

Merck Global Health Innovation Fund, LLC

One Merck Drive

Whitehouse Station, NJ 08889

908-423-6551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373L208

1.	Names of Reporting Persons. Merck Global Health Innovation Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 491,927*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 491,927*
	10.	Shared Dispositive Power 0

11.	Aggregate amount beneficially owned by each reporting person 491,927*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6**%
14.	Type of Reporting Person (See Instructions) OO

*

Includes (i) 59,159 shares owned previously owned; (ii) 48,000 shares of common stock and warrants to acquire 36,000 shares of common stock acquired at the First Closing pursuant to that certain Amended and Restated Securities Purchase Agreement dated May 18, 2016 (the “A&R Purchase Agreement”) which occurred on May 19, 2016; (iii) 109,377 shares of common stock and warrants to acquire 82,033 shares of common stock acquired at a Second Closing which occurred on June 27, 2016; (iv) a warrant to acquire 13,120 shares of common stock acquired in connection with amendment and restatement of a senior secured promissory note; and (v) 144,238 shares of common stock issued which represents payment for interest accrued on the Second Amended & Restated Senior Promissory Note through July 14, 2018.

**

Such percentage was calculated based upon an aggregate of 8,776,623 Issuer shares of common stock outstanding, consisting of (i) 8,645,470 Issuer shares of common stock outstanding as of November 9, 2018, as represented by the Company’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018; and (ii) 131,153 shares of common stock able to be acquired by the Reporting Person upon exercise of warrants or stock options.

CUSIP No. 68373L208

1.	Names of Reporting Persons. Merck Sharp & Dohme Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 491,927*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 491,927*
	10.	Shared Dispositive Power 0

11.	Aggregate amount beneficially owned by each reporting person 491,927*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6**%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68373L208

1.	Names of Reporting Persons. Merck & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 491,927*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 491,927*
	10.	Shared Dispositive Power 0

11.	Aggregate amount beneficially owned by each reporting person 491,927*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6**%
14.	Type of Reporting Person (See Instructions) CO

Introductory Note

This Amendment No. 5 (this “Amendment No. 5”) amends the statement on Schedule 13D filed on July 23, 2015, amended by Amendment No. 1 filed on May 31, 2016, amended by Amendment No. 2 filed on June 29, 2016, Amendment No. 3 filed on February 8, 2018 and Amendment No. 4 filed on August 9, 2018 (the “Schedule 13D”).

This Amendment No. 5 amends the Schedule 13D as specifically set forth herein and is being filed to report a decrease in the Reporting Persons beneficial ownership in the Company due to an increase in the Company’s issued and outstanding shares resulting primarily from the Company’s consummation of a public offering of 2,220,000 shares of common stock on October 22, 2018.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company’s principal executive offices are located at 708 Quince Orchard Road, Suite 160, Gaithersburg, MD 20878.

Item 2. Identity and Background.

This Schedule 13D is being filed by Merck Global Health Innovation Fund, LLC (“MGHIF”), Merck Sharp & Dohme Corp. (“MSD”) and Merck & Co., Inc. (“Merck” and, together with MGHIF and MSD, the “Reporting Persons”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of MGHIF, MSD and Merck.

Merck is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, and animal health products, which it markets directly and through its joint ventures. MSD is a wholly owned subsidiary of Merck, and is also a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products, which it markets directly and through its joint ventures. MGHIF is a wholly owned subsidiary of MSD and is principally engaged in the business of investing in healthcare companies outside of its parent’s core operations.

MGHIF is a Delaware limited liability company. MSD is a New Jersey corporation. Merck is a New Jersey corporation.

The address of the principal executive offices of the MGHIF is Two Merck Drive, 2W116, Whitehouse Station, NJ 08889. The address of the principal offices of MSD is Two Merck Drive, 2W116, Whitehouse Station, NJ 08889. The address of the principal offices of Merck is 2000 Galloping Hill Road, Kenilworth NJ 07033.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own 491,927 shares of Common Stock of which 131,153 of the 491,927 shares of Common Stock represent shares that MGHIF has the right to acquire from the Issuer pursuant to Warrants. The Common Stock voting rights represent 5.6% of the total number of shares of common stock treated as outstanding for purposes of such vote. The ownership percentages set forth in this Schedule 13D, is based on information provided by the Issuer. As a result of their direct and indirect ownership of MGHIF, each of MSD and Merck may be deemed to share the Common Stock voting rights held in the name of the MGHIF.

(b) Each of the Reporting Persons has the power to vote or direct the vote of the 360,774 votes that may be cast in actions taken by common stockholders as a result of the shares of Common Stock held in the name of the MGHIF. None of the Reporting Persons has sole or shared power to direct the disposition of any shares of Common Stock.

(c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of the Issuer during the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2019.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

By:	/s/Jon Filderman
Name: Jon Filderman
Title: Secretary

MERCK SHARP & DOHME CORP.

By:	/s/Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary

MERCK & CO., INC.

By:	/s/Faye C. Brown
Name: Faye C. Brown
Title: Senior Assistant Secretary

SCHEDULE A

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of the Reporting Persons is set forth below.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Donna Daidone-Yahara	Assistant Vice President, Finance	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Robert Davis	Manager / Vice President	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Katie Fedosz	Assistant Secretary	2000 Galloping Hill Road Kenilworth NJ, 07033	USA
Jon Filderman	Manager/ Secretary	2000 Galloping Hill Road Kenilworth NJ, 07033	USA
Julie Gerberding	Manager	2000 Galloping Hill Road Kenilworth NJ, 07033	USA
Aaron Rosenberg	Manager	2000 Galloping Hill Road Kenilworth NJ, 07033	USA
Timothy Dillane	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Juanita Lee	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Salvatore Lombardo	Vice President, Tax	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Caroline Litchfield	Senior Vice President and Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Faye C. Brown	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Joseph Miletich	Manager	126 E. Lincoln Avenue Rahway, NJ 07065	USA
Joseph Promo	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Frank Clyburn	Manager	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael G. Schwartz	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
William J. Taranto	Manager / President	One Merck Drive, Whitehouse Station, NJ 08889	USA
Susan Shiff	Manager	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Jim Scholefield	Manager	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Jan Van Acker	Manager	2000 Galloping Hill Road Kenilworth, NJ 07033	USA

MERCK SHARP & DOHME CORP.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Timothy Dillane	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Katie Fedosz	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Jon Filderman	Director	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Rita Karachun	Director / President	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Juanita Lee	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Salvatore Lombardo	Assistant Secretary, Tax	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Caroline Litchfield	Director / Senior Vice President and Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Jerome Mychalowych	Vice President, Tax	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Faye C. Brown	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Geralyn Ritter	Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael G. Schwartz	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA

MERCK & CO., INC.

OFFICERS

Name	Principal Occupation	Business Address	Citizenship
Kenneth C. Frazier	Chairman, President and Chief Executive Officer / Director, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Sanat Chattopadhyay	Executive Vice President and President, Merck Manufacturing Division (“MMD”), Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Robert Davis	Executive Vice President, Chief Financial Officer and Global Services, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Richard R. DeLuca, Jr.	Executive Vice President and President, Merck Animal Health	Giralda Farms 2 Madison, NJ 07940	USA
Faye C. Brown	Senior Assistant Secretary, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Julie Gerberding	Executive Vice President and Chief Patient Officer, for Strategic Communications, Global Public Policy and Population Health, Merck & Co., Inc.	351 N. Sumneytown Pike North Wales, PA 19454	USA
Steven C. Mizell	Executive Vice President, Human Resources, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Rita Karachun	Senior Vice President Finance – Global Controller, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Timothy Dillane	Assistant Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Juanita Lee	Assistant Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Caroline Litchfield	Senior Vice President and Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Roger Perlmutter	Executive Vice President and President, Merck Research Laboratories	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Geralyn Ritter	Senior Vice President, Corporate Secretary and Assistant General Counsel, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Frank Clyburn	Executive Vice President, Chief Commercial Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael G. Schwartz	Assistant Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael Nally	Executive Vice President, Chief Marketing Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Jennifer Zachary	Executive Vice President and General Counsel, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA

MERCK & CO., INC.

DIRECTORS

Kenneth C. Frazier	Chairman, President and Chief Executive Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Leslie A. Brun	Chairman and Chief Executive Officer, Sarr Group, LLC	435 Devon Park Drive, 700 Building, Wayne, PA 19087	USA
Thomas R. Cech	Investigator, Howard Hughes Medical Institute and Faculty, University of Colorado.	University of Colorado, University of Colorado at Boulder 3415 Colorado Avenue, JSCBB Boulder, CO 80309-0215	USA
Thomas H. Glocer	Retired Chief Executive Officer, Thomson Reuters Corporation	6 East 43rd Street, 25th Floor New York, NY 10022	USA
Pamela J. Craig	Former Chief Financial Officer, Accenture, plc	c/o Merck & Co., Inc. 2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Rochelle B. Lazarus	Chairman Emeritus, Ogilvy & Mather	636 11th Avenue, New York, NY 10036-2010	USA
John H. Noseworthy, M.D.	Retired President and Chief Executive Officer, Mayo Clinic	c/o Merck & Co., Inc. 2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Paul B. Rothman, M.D.	Dean of Medical Faculty and Vice President for Medicine, The Johns Hopkins University, and CEO John Hopkins Medicine	733 N. Broadway, Suite 100 Baltimore, MD 21205-2196	USA
Patricia F. Russo	Chairman, Hewlett Packard Enterprise Company	Hewlett Packard Enterprise 300 Hanover Street – Mailstop 1050 Palo Alto, CA 94304	USA
Inge G. Thulin	Executive Chairman, 3M Company	3M Corporate Headquarters 3M Center St. Paul, MN 55144-1000	USA
Wendell P. Weeks	President, Chairman and Chief Executive Officer, Corning Incorporated	1 Riverfront Plaza, Corning, NY 14831-0001	USA
Peter C. Wendell	Managing Director, Sierra Ventures	1400 Fashion Island Blvd. Suite 1010 San Mateo, CA 94404	USA